SUB-ITEM 77K: Changes in registrant's certifying accountant.

Timpson Garcia were previously the independent accountants for Investors Research Fund, Inc. The decision to change accountant was resolved by the board of directors and its Audit Committee in the meeting on December 9, 1999 and Ernst & Young, LLP were appointed independent accountants.

Timpson Garcia had served as independent accountants for each of the two years in the period ended September 30, 1999. The audit reports of Timpson Garcia on the financial statements of Investors Research Fund, Inc. for each of the two years in the period ended September 30, 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified of modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of each of the two years in the period ended September 30, 2000 and the subsequent interim period through December 9, 1999, there were no disagreements with Timpson Garcia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreements.

The Registrant represents that it had not consulted with Ernst & Young, LLP at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed: or the type audit opinion that might be rendered on the Registrant's financial statements.